Exhibit 99.2

April 2020 Copyright Akari Therapeutics, Plc – 2020 Summary of Topline Phase II Results Nomacopan for Treatment of Bullous Pemphigoid

DISCLAIMER Certain statements in this presentation constitute contains “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . These forward - looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made . Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward - looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved . Furthermore, actual results may differ materially from those described in the forward - looking statements and will be affected by a variety of risks and factors that are beyond our control . Such risks and uncertainties for our company include, but are not limited to : needs for additional capital to fund our operations, our ability to continue as a going concern ; uncertainties of cash flows and inability to meet working capital needs ; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures ; our ability to obtain orphan drug designation in additional indications ; risks inherent in drug development in general ; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom ; difficulties enrolling patients in our clinical trials ; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market ; inability to develop new product candidates and support existing product candidates ; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market ; risks resulting from unforeseen side effects ; risk that the market for nomacopan may not be as large as expected ; risks associated with the impact of the outbreak of coronavirus ; risks associated with the SEC investigation ; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation ; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities ; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends ; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U . S . Securities and Exchange Commission, including our most recently filed Annual Report on Form 20 - F filed with the SEC on March 31 , 2020 . The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change . Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward - looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise . While we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of such products . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction . 2

Bullous Pemphigoid
Significant Unmet Need

Schematic of dermal-epidermal junction


Epidermis
BP230
Hemi-desmosome
Basement membrane zone
BP180
Autoantibody targeting leads to separation of the dermis and epidermis
Dermis

Key molecular targets that lead to BP pathophysiology

Presentation of bullous pemphigoid



Urticarial-like skin rash

Fluid-filled blisters

- Severe autoimmune blistering skin disorder primarily of the elderly, caused by immune complex mediated inflammation
- **No approved therapy. Current treatment with chronic corticosteroids poses substantial health concerns and 3 – 4-fold increase in mortality**
- **KOLs: essentially no change in standard of care in decades**
- Understanding of BP etiology has grown, but specific targeted therapies are lacking
- Evidence (pre-clinical and human tissue) that C5 and LTB4 have a beneficial and additive role in disease control*
- Orphan condition, with a prevalence of circa 120K patients in US and EU

* Preclinical studies with Nomacopan showed a dose response and combined C5 & LTB4 more effective than LTB4 alone: Sezin (2019) *JCI insight 4: e*128239. Akari also found elevated C5/LTB4 in an *ex-vivo* study with Lubeck University of BP patients

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Rational for nomacopan in BP
Preclinical Efficacy and Elevated C5a/LTB4 (in Human)

Preclinical passive mouse model of epidermolysis bullosa acquisita (EBA) from Dr. Sadik in Lubeck, Germany; leading Bullous Pemphigoid center


Coversin 2500 µg/kg
Coversin 250 µg/kg
Coversin 25 µg/kg
Methylprednisolone 20mg/kg
Vehicle
ABSA (%)
0
2
4
6
8
0
2
4
6
8
10
Time (day)

- Clear dose response
- ~60% reduction in affected area on nomacopan (SC) compared to vehicle or steroid
- P=0.002 between vehicle and 250 µg/kg


LTB4 levels - human blister fluid
pg/ml
400
300
200
100
0
S281
S287
S288
S289

Elevated levels of LTB4 and C5a indicate activation of complement and synthesis of LTB4 at sites of blister formation


C5a levels - human blister fluid
pg/ml
1500
1000
500
0
P8000281
P8000287
p8000288
p8000289
P8000281
P8000287
p8000288
p8000289

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5 Phase II Study nomacopan in Bullous Pemphigoid

6 Bullous Pemphigoid Phase II Study Patients with Mild - to - Moderate Disease Study design • Phase II Single arm (n = 9); 42 days treatment • Active bullous pemphigoid; newly diagnosed or recurrent Treatment • Nomacopan SQ dosing • Day 1 : 60 mg and 30 mg 12 hours later, Day 2 - 42 : 30 mg once daily Primary endpoint Safety Secondary endpoints Efficacy evaluated by BPDAI (BP disease activity index) and QoL at day 42 Trial approved in Netherlands (2 sites) and Germany (6 sites) • Day 1 to 21: nomacopan (30 mg once daily) + lesional mometasone only • Day 21 to 42: nomacopan only • Any use of mometasone or any other steroid after Day 21 considered rescue therapy

7 Summary of Fully Recruited Phase II BP Data Patient Demographics • 7 moderate and 2 mild BP patients; 5 female, 4 male; median age 75; median weight 89.4kg; median BMI 30.2 • Median Karnofsky score 80 (range 60 – 90) • 5 patients newly presenting BP and 4 relapsing disease • Typical comorbidities and concomitant medications of an elderly patient population Patient Safety • No deaths • None of 9 patients reported grade 3, 4 or 5 treatment - related adverse events Efficacy • 7 of 9 patients responded to nomacopan - with 3 showing > 80% reduction in BPDAI activity & 4 showing > 70% reduction in pruritis by Day 42 • 2 of 9 patients were non - responders

8 0 10 20 30 40 50 60 -14 -7 0 7 14 21 28 35 42 BPDAI Total Activity Score Individual patients BPDAI activity Patient BPDAI Activity Scores (n=7) Excluding Two Non - Responders 101 - 003 201 - 001 202 - 001 204 - 001 201 - 002 101 - 005 101 - 007 0 5 10 15 20 25 30 35 40 45 -14 -7 0 7 14 21 28 35 42 BPDAI Total Activity Score Days Mean BPDAI activity + 90% CI • Prior treatment withdrawn approximately one week prior to treatment with nomacopan • Lesional mometasone permitted until Day 21. Mometasone is a moderate topical steroid that was given at a low dose which can help to stabilise BP but is not used to control BP Days

9 Patient BPDAI Activity Scores Two Non - Responders 0 10 20 30 40 50 60 -14 -7 0 7 14 21 28 35 42 BPDAI Activity score Days from first dose of nomacopan BPDAI Activity Score 101-004 206-002 • Both non - responders had long term relapsing disease on admittance • Combined decline in mean BPDAI activity score at day 42 for all nine patients including non responders was circa 40% at Day 42 • Patient 101 - 004 received rescue therapy with betamethasone at Day 28 of nomacopan dosing which was ineffective so initiated oral prednisone on Day 39 and topical clobetasol on Day 43. Both super potent steroids were still being used at follow up (Day 72) • Patient 206 - 002 received prednisone at Day 62

10 • Patients on BP typically are referred to a hospital and, as such, may be on treatment prior to dosing. Oral steroid treatments were an exclusion from the Phase II study – 5 out of 9 patients on treatment prior to nomacopan dosing – 3 were on topical clobetasol (a relatively strong tropical steroid) which was stopped 2 to 7 days prior to treatment with nomacopan to avoid residual effects – None on oral steroids • Mometasone provided topically to lesions for up to day 21 as this was the first study of nomacopan in BP patient – Experts consider that mometasone may stabilize but not improve BP symptoms – Mometasone is a short - acting, mid - strength topical steroid not typically given as a treatment for BP Concomitant Treatments

11 Terminal Complement Activity - BP Patients 0 50 100 150 200 250 0 7 14 21 28 35 42 49 56 63 70 77 CH50 U Eq/mL Days 101-003 201-001 202-001 101-004 204-001 201-002 101-005 101-007 206-002 • Ablating dose Day 1: 60mg and 30 mg 12 hours later • Maintenance dose: 30mg once daily until Day 42 Notes : a) Data to Day 42 for all 9 subjects and follow up data at Day 72 for 5 patients b) 202 - 001 did not receive a full ablating dose (60mg total on Day 1 rather than 90mg) c) 101 - 003 had low (near normal) total C5 on Day 42 suggesting that the patient may recently have missed one or more doses of nomacopan

12 Primary Observations 1) Rapid clinical response on nomacopan 2) Quantum of response similar to potent oral steroids 3) Indications that remission may be achievable with 6 weeks of treatment 4) Supports a Phase III design of rapid steroid tapering 5) Good safety profile and well tolerated Unknowns 1) Longer term remission rates 2) Additive effect of nomacopan and oral steroids Key Phase II Conclusions

` Therapeutic Approaches to BP • Major unmet medical need of the elderly in aging patient population • No approved therapy for BP and no new treatment in last 40 years • BP treated with steroids increases risk of mortality compared to age - matched controls by ~3 - 4X; causes hospitalization/clinical and home nurse home care • Several drugs have been tested in trials for BP, and are believed to not have subsequently progressed into further development: – Novartis – ligelizumab - anti Ig E – GSK - mepolizumab - IL5 inhibition – Bertilimumab - Eotaxin - 1 antibody – Eli Lilly - Taltz - Anti - IL17a mAb – Rituximab : targets CD20 • Few other known biological drugs currently in development – Dupilumab – IL4 and IL13 inhibition

Nomacopan Inhibits Downstream Cytokine & Chemokine Signalling Cascades Implicated in BP Pathology

Inflammatory markers significantly inhibited by nomacopan in mouse model of polymicrobial sepsis. Cytokines/chemokines circled in red have been associated with BP saline
nomacopan
pg/mL
IL2
IL3
IL4
IL5
IFNgamma
IL1alpha
IL12p70
GM-CSF
IL1beta
IL12p40
IL13
IL17
TNF
IL6
IL10
MCP1*
MIP1alpha
MIP1beta
RANTES
Eotaxin

Data adapted from: Figures 1, 2 and 3 of Huber-Lang et al, *J Immunol.* 2014; 192: 5324 – 5331

Notes: *value shown for MCP1 is scaled to10-fold less than measured value to allow use of same y-axis scale; chemokines are MCP1 (CCL2); MIP1alpha (CCL3); MCP1beta (CCL4); RANTES (CCL5) and eotaxin-1 (CCL11)

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15 Source: LEK 2018 Report BP: Gateway to Other Indications • Other autoimmune blistering skin diseases are categorized by auto - antibodies to either structural epidermal proteins or dermal - epidermal junction proteins • Symptoms follow that of BP and are generally moderate to severe • Generally, physicians treating BP will also treat other AIBDs such that approval in BP may drive physician interest in nomacopan for other diseases Possible expansion indications Epidermolysis bullosa acquisita (EBA)  Lower prevalence than BP but most patients considered severe Mucous membrane pemphigoid (MMP)  Like EBA, MMP has similar disease aetiology to BP, but with lower prevalence Plaque psoriasis  Drugs marketed for psoriasis being tested in BP; suggesting applicability Derm Bullous pemphigoid

April 2020 Copyright Akari Therapeutics, Plc – 2020 Summary of Topline Phase I I Results Nomacopan for Treatment of Bullous Pemphigoid